No.1-7628

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2018

COMMISSION FILE NUMBER: 1-07628

HONDA GIKEN KOGYO KABUSHIKI KAISHA

(Name of registrant)

HONDA MOTOR CO., LTD.

(Translation of registrant’s name into English)

1-1, Minami-Aoyama 2-chome, Minato-ku, Tokyo 107-8556, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Contents

Exhibit 1:

Honda Motor Co., Ltd. (the “Company”) notified you that all the proposals were approved at the 94th Ordinary General Meeting of Shareholders of the Company held on June 14, 2018.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HONDA GIKEN KOGYO KABUSHIKI KAISHA ( HONDA MOTOR CO., LTD. )

/s/ Eiji Fujimura
Eiji Fujimura
General Manager
Finance Division
Honda Motor Co., Ltd.

Date: June 19, 2018

(TRANSLATION)

June 14, 2018

To Our Shareholders,

Notice of Resolutions passed by

the 94th Ordinary General Meeting of Shareholders

This is to notify you that the matters below were reported and resolved at the 94th Ordinary General Meeting of Shareholders of the Company held today.

Yours sincerely,

Takahiro Hachigo
President and
Representative Director

Honda Motor Co., Ltd. 1-1, Minami-Aoyama 2-chome,
Minato-ku
Tokyo

Particulars

Matters reported:

1.	The Business Report, consolidated financial statements and unconsolidated financial statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018)

2.	The results of the audit of the consolidated financial statements for the 94th Fiscal Year (from April 1, 2017 to March 31, 2018) by the independent auditors and the Audit and Supervisory Committee.

Matters resolved:

FIRST ITEM: Election of Nine (9) Directors (Excluding Directors who are Audit and Supervisory Committee Members)

The proposal was approved in its original form, and nine (9) Directors (excluding who are Audit and Supervisory Committee Members) were re-elected: Takahiro Hachigo, Seiji Kuraishi, Yoshiyuki Matsumoto, Toshiaki Mikoshiba, Yoshi Yamane, Kohei Takeuchi, Hideko Kunii, Motoki Ozaki, and Takanobu Ito. They have all assumed their posts.

SECOND ITEM: Determination of Amounts and Other Details of Stock-Based Remuneration for Directors, etc.

The proposal was approved in its original form, and, as a result, an introduction of new performance-linked stock-based remuneration system (hereinafter the “System”) was resolved. The recipients of the System shall be Directors and Operating Officers who conduct business execution and who are residents of Japan (hereinafter the “Directors, etc.”, collectively.). The purpose of the System is, to further enhance the motivation for contributing to sustainable growth of corporate value over the medium-to-long term, and to promote the sharing of the interest between the Directors, etc. and shareholders.

With introduction of the System, the Company shall set up a trust valid for approximately three years from August 2018 (scheduled) to the end of August 2021 (scheduled). The Company, however, may extend the validity of the trust on the expiry date of the original trust period. Company shares shall be acquired by the trust from the stock market, and shall be delivered, in the form of the shares and/or in the form of cash equivalent to value of the shares, to Directors, etc. in accordance with performance of the Company.

The maximum amount to be granted by the Company to the trust shall not exceed 3,910 million yen during the initial trust period, and the number of Company shares delivered to Directors, etc. by the trust (including the shares subjected to conversion into cash) shall not exceed 1,310,000 shares for the initial three fiscal years.